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CRAIG G. CHRISTENSEN, ESQ.
CCHRISTENSEN@PENNEYANDASSOCIATES.COM

February 2, 2010

VIA FACSIMILE AND FIRST-CLASS MAIL

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
ATTN: John Reynolds, Assistant Director
100 F Street, N.E.
Mail Stop #3561
Washington, D.C. 20549

Re: **REQUEST FOR QUALIFICATION**
        inForm, Inc./Third Amended Regulation A Offering Circular and
        Statement
        File No. 024-10223

Dear Mr. Reynolds:

This letter constitutes the formal request of inForm, Inc., an Oregon corporation ("the Company"), for qualification, *effective February 8, 2010,* of its Offering Statement including its Offering Circular dated January 7, 2010.

In making this request, the Company hereby acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission
February 2, 2010
Page 2 of 2

- The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all communications regarding this request to the undersigned. Thank you for your assistance in this matter.

Very truly yours,

PENNEY & ASSOCIATES

Craig G. Christensen

CGC:thg
cc: inForm, Inc.